Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

13th June 2002

02042108

02 JUN 26 AM 11:41

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information an announcement dated 13th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

encl.

dlw 6/26

F:\WIN\Bermuda Takeover Code.doc

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Bermuda Takeover Code
Released	11:10 13 Jun 2002
Number	1930X

Amendments to the Bermuda Takeover Code for Hongkong Land Holdings Limited

The Bermuda Takeover Code for Hongkong Land Holdings Limited, as set out in the Hongkong Land Holdings Limited Regulations 1993, has been amended by the Bermuda Monetary Authority. The amendments primarily reflect changes to the UK Code on Takeovers and Mergers, upon which the Bermuda Takeover Code is based.

A summary of the amendments is available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM11, Bermuda; the Company Secretary of Hongkong Land Holdings Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or from the Company's website www.hkland.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Hongkong Land Holdings Limited

13th June 2002

www.hkland.com

END